Free Writing Prospectus dated February 12, 2014

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-193247

INSTALLED BUILDING PRODUCTS, INC.

This free writing prospectus relates only to, and should be read together with, the preliminary prospectus dated February 12, 2014 (the “Preliminary Prospectus”) included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-193247) relating to the initial public offering of the common stock of Installed Building Products, Inc. The information in this free writing prospectus is preliminary and is subject to completion or change. This free writing prospectus updates and supplements the Preliminary Prospectus and should be read together with the Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 15 of the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

This free writing prospectus reflects the following changes:

The Offering

Common stock offered by us	7,450,000 shares (increased from 6,750,000 shares) or 8,567,500 shares if the underwriters exercise their option to purchase additional shares in full (increased from 8,100,000 shares).

Common stock offered by the selling stockholder	No shares (reduced from 2,250,000 shares).

Common stock to be outstanding after this offering	29,483,901 shares (increased from 28,783,901 shares) or 30,601,401 shares if the underwriters exercise their option to purchase additional shares in full (increased from 30,133,901 shares).

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to 1,117,500 additional shares of our common stock (reduced from 1,350,000 shares).

Conforming changes will be deemed made wherever applicable in the Preliminary Prospectus to reflect the increase of shares being offered by us and the decrease of shares being offered by the selling stockholder described above. Such conforming changes will be reflected in the final prospectus relating to the offering.

Principal and Selling Stockholders

The selling stockholder component of this offering has been reduced from 2,250,00 shares to zero shares. As a result, the numbers and percentages for IBP Investment Holdings, LLC, Jeffrey W. Edwards and All directors, director nominees and executive officers as a group is restated below. As a result of the increased number of shares being offered by us, the percentages of common stock owned after the offering by other 5% stockholders, directors, director nominees and executive officers decrease by an immaterial amount.

Name of Beneficial Owner	Shares of Common Stock Owned Before this Offering		Number of Shares Offered	Shares of Common Stock Owned After this Offering
	Number	Percent		Number	Percent
5% Stockholders:
IBP Investment Holdings, LLC (1)	13,971,360	63.4%	—	13,971,360	47.4%
Directors and Executive Officers:
Jeffrey W. Edwards (4)	14,056,906	63.8%	—	14,056,906	47.7%
All directors, director nominees and executive officers as a group (8 persons)	21,755,545	98.7%	—	21,755,545	73.8%

(1)	IBP Investment Holdings, LLC, or Investment Holdings, is a Delaware member-managed limited liability company. PJAM IBP Holdings, Inc., or PJAM, an Ohio corporation, and Installed Building Systems, Inc., or Systems, a Delaware corporation, own 41.4% and 36.0%, respectively, of the outstanding common units of Investment Holdings. Mr. Edwards, our President, Chief Executive Officer and Chairman, controls PJAM and Systems, and owns certain outstanding common units of Investment Holdings. Mr. Edwards has sufficient voting and dispositive power to control Investment Holdings. OCM IBP Holdings, Inc., or OCM, a Delaware corporation, that is an affiliate of OCM Mezzanine Fund, L.P., a fund sponsored by Oaktree Capital Management, owns all of the issued and outstanding Series A preferred units of Investment Holdings. OCM, Stonehenge Opportunity Fund LLC, Primus Capital Fund V, L.P. and Primus Executive Fund V, L.P. own an aggregate of 12.3% of the outstanding common units of Investment Holdings. The remaining outstanding common units of Investment Holdings are owned by other members of our management team and a dynasty trust for the benefit of Mr. Edwards’ family. The address for Investment Holdings is 495 South High Street, Suite 50, Columbus, Ohio 43215.
(4)	Represents shares held by Investment Holdings and IBP Management Holdings, LLC, or Management Holdings. Mr. Edwards has voting and dispositive control over the shares held by Investment Holdings and Management Holdings. The shares held by Investment Holdings are expected to be distributed to its members after the expiration of the 180-day lock-up period. From and after the expiration of the 180-day lock-up period, Mr. Edwards has agreed to pledge approximately 6,337,500 of these shares to secure certain loans made by a financial institution to him and members of his family. Mr. Edwards disclaims beneficial ownership of such shares in which he does not have a pecuniary interest.

Installed Building Products, Inc., the issuer, has filed a registration statement (including a prospectus, which is preliminary and subject to completion) with the SEC for the offering to which this communication relates. Before you invest, you are encouraged to read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus related to the offering may be obtained from (i) Deutsche Bank Securities (Prospectus Group, 60 Wall Street, New York, New York 10005-2836, (800) 503-4611 or prospectus.cpdg@db.com) or (ii) UBS Investment Bank (Prospectus Department, 299 Park Avenue, New York, New York 10171 or (888) 827-7275).